UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

SAFE BULKERS, INC.

(Translation of registrant’s name into English)

Apt. D11, Les Acanthes 6, Avenue des Citronniers, MC98000 Monaco

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐          No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

1. Press Release dated September 8, 2026: ANNOUNCEMENT CONTEMPLATED PRIVATE PLACEMENT OF COMMON STOCK.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 8, 2026

SAFE BULKERS, INC.

By:	/s/ Konstantinos Adamopoulos
Name:	Konstantinos Adamopoulos
Title:	Chief Financial Officer

IMPORTANT NOTICE – DISCLAIMER

Not for release or distribution or publication in whole or in part, directly or indirectly, in or into Australia, Canada, Japan or the Republic of South Africa. These materials do not contain or constitute an offer for sale or the solicitation of an offer to purchase securities in the United States, Australia, Canada, Japan or the Republic of South Africa.

The securities mentioned herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States or to U.S. persons absent such registration, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. No offering of securities is being made in the United States or to U.S. persons.

ANNOUNCEMENT

CONTEMPLATED PRIVATE PLACEMENT OF COMMON STOCK

Monaco – Tuesday, September 8, 2026 — Safe Bulkers, Inc. (the “Company”) (NYSE/Euronext Athens: SB), an international provider of marine drybulk transportation services, announced today that it is contemplating a private placement of approximately 12,000,000 new shares of common stock (the “Offer Shares”) (the “Private Placement”). No prospectus, institutional offering circular or other offering document has been prepared or issued by the Company in connection with the Private Placement. The Company has mandated Piraeus Bank S.A., DNB Carnegie, a part of DNB Bank ASA, and Fearnley Securities AS (collectively, the “Managers”) as managers in the Private Placement.

The number of Offer Shares and price per share (the “Offer Price”) will be determined by the Company’s Board of Directors (the “Board”) in consultation with the Managers on the basis of an accelerated bookbuilding process conducted by the Managers. The Offer Price will be denominated in EUR.

The Company intends to use the net proceeds from the Private Placement to enhance liquidity, finance its current newbuilding program, and potentially support future newbuild vessel orders or second-hand vessel acquisitions, as well as for general corporate purposes.

Mr. Polys Hajioannou, Chief Executive Officer and the largest shareholder of the Company, has committed to participate in the Private Placement and subscribe for 2,000,000 Offer Shares at the Offer Price, subject to a potential scale-back to facilitate allocations to other high-quality investors.

Offering Structure

The Offer Shares will be offered and sold by the Managers exclusively to institutional investors outside the United States in offshore transactions in reliance on Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”). In member states of the European Economic Area (“EEA”), the offering is addressed solely to “qualified investors” within the meaning of Article 2(e) of Regulation (EU) 2017/1129 of the European Parliament and of the Council (the “Prospectus Regulation”). In the United Kingdom (“UK”), the offering is addressed solely to persons qualifying as “qualified investors” within the meaning of paragraph 15 of Schedule 1 to the Public Offers and Admissions to Trading Regulations 2024 (the “POATRs”).

Lock-Up

The Company, the members of the Board and the Company's executive management will agree to customary lock-up undertakings with the Managers for a period of 180 days following completion of the Private Placement (subject to customary exceptions).

Trading Suspension on Euronext Athens

The Company has submitted a request to the Hellenic Capital Market Commission for the suspension of trading in its shares of common stock on Euronext Athens on 9 September 2026, from market opening until the announcement of the outcome of the Private Placement, which is expected to occur no later than 14:00 (EET) / 13:00 (CEST) on the same day.

The Company will announce the outcome of the Private Placement, including the final Offer Price and the number of Offer Shares to be issued, upon completion of the bookbuilding process, via a subsequent announcement.

Advisers

Piraeus Bank S.A., DNB Carnegie, part of DNB Bank ASA, and Fearnley Securities AS are acting as Joint Global Coordinators and Joint Bookrunners in the Private Placement. Milbank LLP is acting as the Company’s legal adviser, and PotamitisVekris and Advokatfirmaet BAHR AS are acting as the Managers’ legal advisers.

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company’s common stock is dual-listed on the NYSE and Euronext Athens, trading under the symbol “SB”. The Company’s Series C and Series D preferred shares are listed on the NYSE under the symbols “SB.PR.C” and “SB.PR.D”, respectively.

Forward-Looking Statements

This press release may contain forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, business disruptions due to natural disasters or other events, such as the COVID-19 pandemic, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry-bulk vessels, competitive factors in the market in which the Company operates, changes in TCE rates, changes in fuel prices, risks associated with operations outside the United States, general domestic and international political conditions, tariffs imposed as a result of trade war and trade protectionism, uncertainty in the banking sector and other related market volatility, disruption of shipping routes due to political events, risks associated with vessel construction, the inability to develop a liquid trading market for the Company’s shares of common stock on Euronext Athens, and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertakings to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Tel.: +30 2 111 888 400

        +357 25 887 200

E-Mail: directors@safebulkers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc. New York,

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail: safebulkers@capitallink.com

Anna Wichmann

Capital Link Athens

Tel +30-210-6109-800

E-Mail: safebulkers@capitallink.com

IMPORTANT NOTICE – DISCLAIMER

This announcement constitutes a public disclosure of inside information by the Company under Article 17(1) of Regulation (EU) No 596/2014.

There can be no assurance that the Private Placement will be completed or, if completed, as to the terms on which it will be completed.

This announcement does not constitute an offer to sell or issue, or any solicitation of an offer to purchase or subscribe for, any securities, including the Offer Shares, in any jurisdiction in which such offer or solicitation is unlawful. The Offer Shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered or sold in the United States or to, or for the account or benefit of, any U.S. persons, except in accordance with Regulation S or pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. The Managers, their affiliates, or any person acting on their behalf, may not offer or sell any Offer Shares or solicit any offers to buy any Offer Shares during the period prior to and including the 40th day following the later of (x) the commencement of the Private Placement and (y) the closing date (the “Distribution Compliance Period”) in the United States or to, or for the account or benefit of, U.S. persons.

Subject to certain exceptions, the Offer Shares may not be offered or sold in Australia, Canada, South Africa or Japan or to, or for the account or benefit of, any national, resident or citizen of Australia, Canada, South Africa or Japan. The securities referred to herein have not been and will not be registered under the Securities Act or under the applicable securities laws of Australia, Canada, South Africa or Japan.

In the European Economic Area (the “EEA”), this announcement is directed only at persons who are “qualified investors” within the meaning of Article 2(e) of Regulation (EU) 2017/1129 (the “Prospectus Regulation”). This announcement is not a prospectus for the purposes of the Prospectus Regulation and is not intended and shall not constitute a public offer or advertisement of securities or an invitation to make offers to purchase any securities within the meaning of the Prospectus Regulation. This announcement has been prepared on the basis that any offer of the Offer Shares in any Member State of the European Economic Area (“EEA”) (each, a “Relevant Member State”), will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of the Offer Shares. Accordingly, any person making or intending to make any offer in that Relevant Member State of the Offer Shares may only do so in circumstances in which no obligation arises for the Company or any of the managers to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 16 of the Prospectus Regulation, in each case, in relation to such offer. Neither the Company nor the managers have authorized, nor do they authorize, the making of any offer of securities in circumstances in which an obligation arises for the Company or any managers to publish a prospectus for such offer.

In the United Kingdom (“UK”), this announcement is directed only at persons in the UK that are “professional investors,” as defined in paragraph 15 of Schedule 1 of Public Offers and Admissions to Trading Regulations 2024 (the “POATR”), who are persons (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), (ii) falling within Article 49(2)(a) to (d) of the Order, and/or (iii) to whom such investment or investment activity may otherwise lawfully be communicated (all such persons together being referred to as “Relevant Persons”). This announcement has been prepared on the basis that any offer of the Offer Shares in the UK will be made pursuant to an exemption under the POATR from the prohibition in the POATR on offers of the Offer Shares in the UK. Accordingly, any person making or intending to make any offer in the UK of the Offer Shares may only do so in circumstances in which the offer falls within an exemption from the prohibition on public offers in Part 1 of Schedule 1 to the POATR. Neither the Company nor the managers have authorized, nor do they authorize, the making of any offer of securities in the UK in circumstances in which an obligation may arise for the Company or any managers to publish a prospectus for such offer.

Persons who are not “qualified investors” in the EEA or Relevant Persons in the UK should not act or rely on this announcement or any of its contents.

Each of the Managers in the Private Placement is acting exclusively for the Company and no one else in connection with the Private Placement and will not regard any other person as their respective clients in relation to the Private Placement. None of the Managers will be responsible to anyone other than the Company for providing the protections afforded to their respective clients, nor for providing advice in relation to the Private Placement, the contents of this announcement or any transaction, arrangement or other matter referred to herein. In connection with the Private Placement, each Manager in the Private Placement and any of their respective affiliates may take up a portion of the Offer Shares in the Private Placement as a principal position and in that capacity may retain, purchase, sell, offer to sell for their own accounts such Offer Shares and other securities of the Company or related investments in connection with the Private Placement or otherwise. Accordingly, references to the Offer Shares being issued, offered, subscribed, acquired, placed or otherwise dealt in should be read as including any issue or offer to, or subscription, acquisition, placing or dealing by, each Manager in the Private Placement and any of their respective affiliates acting in such capacity. In addition, each Manager in the Private Placement and any of their respective affiliates may enter into financing arrangements (including swaps, warrants or contracts for differences) with investors, in connection with which such Manager and any of their respective affiliates may from time to time acquire, hold or dispose of Offer Shares. Each Manager in the Private Placement does not intend to disclose the extent of any such investment or transactions otherwise than in accordance with any legal or regulatory obligations to do so.

Information to Distributors: Solely for the purposes of the product governance requirements of Directive 2014/65/EU on markets in financial instruments, as amended and supplemented (“MiFID II”) and local implementing measures (together, the “Product Governance Requirements”), and disclaiming all and any liability, whether arising in tort, contract or otherwise, which any “manufacturer” (for the purposes of the Product Governance Requirements) may otherwise have with respect thereto, the securities the subject of the Private Placement have been subject to a product approval process, which has determined that such securities are: (i) compatible with an end target market of retail investors and investors who meet the criteria of professional clients and eligible counterparties, each as defined in MiFID II; and (ii) eligible for distribution through all distribution channels as are permitted by MiFID II (the “Target Market Assessment”). Notwithstanding the Target Market Assessment, Distributors should note that: the price of the securities may decline and investors could lose all or part of their investment; the securities offer no guaranteed income and no capital protection; and an investment in the securities is compatible only with investors who do not need a guaranteed income or capital protection, who (either alone or in conjunction with an appropriate financial or other adviser) are capable of evaluating the merits and risks of such an investment and who have sufficient resources to be able to bear any losses that may result therefrom. The Target Market Assessment is without prejudice to any contractual, legal or regulatory selling restrictions in relation to the Private Placement. Furthermore, it is noted that, notwithstanding the Target Market Assessment, the Managers in the Private Placement will only procure investors who meet the criteria of professional clients and eligible counterparties.

For the avoidance of doubt, the Target Market Assessment does not constitute: (a) an assessment of suitability or appropriateness for the purposes of MiFID II; or (b) a recommendation to any investor or group of investors to invest in, or purchase, or take any other action whatsoever with respect to the securities. Each distributor is responsible for undertaking its own target market assessment in respect of the securities and determining appropriate distribution channels.

This announcement is not intended to form the basis of any investment decision, financial opinion or investment advice.